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Exhibit 5.1

Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

Telephone: (212) 318-3000	Facsimile: (212) 318-3400

September 7, 2004

LaBranche & Co Inc.
One Exchange Plaza
New York, New York 10006

Ladies and Gentlemen:

        In connection with the Registration Statement on Form S-4 (the "Registration Statement") filed by LaBranche & Co Inc., a Delaware corporation (the "Company"), under the Securities Act of 1933, as amended (the "Act"), relating to the 9 1/2% Senior Notes due 2009 in the aggregate principal amount of $200 million and the 11% Senior Notes due 2012 in the aggregate principal amount of $260 million (collectively, the "Exchange Notes") to be offered by the Company in exchange for all its outstanding 9 1/2% Senior Notes due 2009 and 11% Senior Notes due 2012 (collectively, the "Initial Notes") (the "Exchange Offer"), in accordance with the indenture, dated May 18, 2004, between the Company, as issuer, and U.S. Bank National Association, as trustee (the "Indenture"), you have requested our opinion, as counsel for the Company, with respect to the validity of the issuance and enforceability of the Exchange Notes. Our opinion set forth below is limited to the General Corporation Law of the State of Delaware.

        We assume that appropriate action will be taken, prior to the issuance of the Exchange Notes, to register and qualify the Exchange Notes for sale under all applicable state securities or "blue sky" laws.

        As counsel for the Company, we have examined such corporate records, other documents and questions of law as we have considered necessary or appropriate for the purposes of this opinion. In our examination of the foregoing documents, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents.

        Based on the foregoing and subject to the assumptions and qualifications set forth above, we advise you that, in our opinion, the Exchange Notes have been duly authorized by the Company and, when executed, authenticated and delivered in exchange for the Initial Notes in accordance with the terms of the Indenture and the Exchange Offer, will be valid and binding obligations of the Company enforceable in accordance with their terms except (A) as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights and remedies generally, (B) as to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity, and (C) to the extent that a waiver of rights under any usury law may be unenforceable.

        We express no opinion as to the applicability (and, if applicable, the effect) of Section 548 of the U.S. Bankruptcy Code or any comparable provision of state law to the questions addressed above or on the conclusions expressed with respect thereto.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to this firm under the caption "Legal Matters" in the Prospectus contained therein. This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Fulbright & Jaworski L.L.P.

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  Exhibit 5.1